UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN THE STATEMENTS FILED
PURSUANT TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO
FILED PURSUANT TO RULE 13d-2(b)

(Amendment No. 1)*

Energroup Holdings Corporation
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

29266A 204
(CUSIP Number)

October 20, 2010
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ] Rule 13d-1(b)

[X] Rule 13d-1(c)

[   ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP NO. 29266A 204	Page 2 of 7

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Pinnacle China Fund, L.P., a Texas limited partnership 20-3358646

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [ ] (b) [X]

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
Common Stock equal to less than 5%

	6	SHARED VOTING POWER
0

	7	SOLE DISPOSITIVE POWER
Common Stock equal to less than 5%

	8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
Common Stock equal to less than 5%
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[ ]

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
Less than 5%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

SCHEDULE 13G

CUSIP NO. 29266A 204	Page 3 of 7

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
The Pinnacle Fund, L.P., a Texas limited partnership 75-2512784

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [ ] (b) [X]

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
Common Stock equal to less than 5%

	6	SHARED VOTING POWER
0

	7	SOLE DISPOSITIVE POWER
Common Stock equal to less than 5%

	8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
Common Stock equal to less than 5%
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[ ]

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
Less than 5%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

SCHEDULE 13G

CUSIP NO. 29266A 204	Page 4 of 7

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Barry M. Kitt

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [ ] (b) [X]

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
Common Stock equal to less than 5%

	6	SHARED VOTING POWER
0

	7	SOLE DISPOSITIVE POWER
Common Stock equal to less than 5%

	8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
Common Stock equal to less than 5%
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[ ]

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
Less than 5%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

SCHEDULE 13G

CUSIP NO. 29266A 204	Page 5 of 7

Item 1(a).	Name of Issuer:

Energroup Holdings Corporation (the "Issuer")

Item 1(b).	Address of Issuer’s Principal Executive Offices:

No. 9, Xin Yi Street, Ganjingzi District Dalian City, Liaoning Province, PRC 116039

Items 2(a), (b) and (c).	Name of Persons Filing, Address of Principal Business Office and Citizenship:

This Amendment No. 1 to Schedule 13G is being filed on behalf of Pinnacle China Fund, L.P. (“Pinnacle China”), The Pinnacle Fund, L.P. (“Pinnacle”) and Barry M. Kitt, as joint filers (collectively, the "Reporting Persons").

The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed with this Amendment No. 1 to Schedule 13G as Exhibit 1, pursuant to which the Reporting Persons have agreed to file this Amendment No. 1 to Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended.

The principal business office of the Reporting Persons is 4965 Preston Park Blvd., Suite 240, Plano, TX 75093. For citizenship, see Item 4 of each cover page.

Item 2(d).	Title of Class of Securities:

Common Stock, par value $0.001 per share (the "Common Stock")

Item 2(e).	CUSIP Number:

29266A 204

Item 3.	Not applicable

Item 4.	Ownership.

(a)	Amount beneficially owned: Common Stock equal to less than 5%

(b)	Percent of class: Less than 5%

(c)	Number of shares to which such person has:

(i) Sole power to vote or direct the vote: Common Stock equal to less than 5%

(ii) Shared power to vote or direct the vote: 0

SCHEDULE 13G

CUSIP NO. 29266A 204	Page 6 of 7

(iii)	Sole power to dispose or to direct the disposition of: Common Stock equal to less than 5%

(iv)	Shared power to dispose of or direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported By the Parent Holding Company.

Not applicable

Item 8.	Identification and Classification of Members of the Group.

Not applicable

Item 9.	Notice of Dissolution of a Group.

Not applicable

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SCHEDULE 13G

CUSIP NO. 29266A 204	Page 7 of 7

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 22, 2010

PINNACLE CHINA FUND, L.P.

By: Pinnacle China Advisers, L.P., its general partner
By: Pinnacle China Management, LLC, its general partner
By: Kitt China Management, LLC, its manager

By:   /s/ Barry M. Kitt
Barry M. Kitt, its manager

THE PINNACLE FUND, L.P.

By: Pinnacle Advisers, L.P., its general partner
By: Pinnacle Fund Management, LLC, its general partner

By: /s/ Barry M. Kitt
Barry M. Kitt, its sole member

/s/ Barry M. Kitt
Barry M. Kitt

SCHEDULE 13G

CUSIP NO. 29266A 204

Exhibit 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to certain shares of Common Stock of Energroup Holdings Corporation and further agree that this Joint Filing Agreement shall be included as an exhibit to such joint filings.

The undersigned further agree that each party hereto is responsible for the timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such party contained therein; provided, however, that no party is responsible for the completeness or accuracy of the information concerning any other party making the filing, unless such party knows or has reason to believe that such information is inaccurate.

IN WITNESS WHEREOF, the parties have executed this Joint Filing Agreement on October 22, 2010.

PINNACLE CHINA FUND, L.P.

By: Pinnacle China Advisers, L.P., its general partner
By: Pinnacle China Management, LLC, its general partner
By: Kitt China Management, LLC, its manager

By: /s/ Barry M. Kitt
Barry M. Kitt, its manager

THE PINNACLE FUND, L.P.

By: Pinnacle Advisers, L.P., its general partner
By: Pinnacle Fund Management, LLC, its general partner

By:  /s/ Barry M. Kitt
Barry M. Kitt, its sole member

/s/ Barry M. Kitt
Barry M. Kitt